UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 23, 2015

POZEN INC.

(Exact name of registrant as specified in its charter)

Delaware	000-31719	62-1657552
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1414 Raleigh Road, Suite 400
Chapel Hill, North Carolina	27517
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (919) 913-1030

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒                         Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                           Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                           Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                           Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

On November 23, 2015, POZEN Inc. (“POZEN”) and Tribute Pharmaceuticals Canada Inc. (“Tribute”) issued a joint press release to provide an update on their pending combination transactions.  The full text of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
99.1	Press Release, dated November 23, 2015.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Additional Information

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS ON FORM S-4 AND THE RELATED PRELIMINARY AND DEFINITIVE PROXY/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. POZEN stockholders will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about POZEN and Aralez, free of charge, at the website maintained by the SEC at www.sec.gov. POZEN stockholders may also obtain these documents, free of charge, from POZEN’s website (www.POZEN.com) under the heading “Investors—SEC Filings” or by directing a request to made to POZEN at POZEN Inc., 1414 Raleigh Road, Suite 400, Chapel Hill, North Carolina 27517.  Investors and stockholders of Pozen should note that if the structure of the proposed transaction among the parties changes and a Canadian domicile is used, then the disclosure in the registration statement on Form S-4 and the meeting materials prepared and mailed by the parties to their securityholders will need to be revised, updated and re-circulated to reflect such changes to such transaction.

Participants in the Solicitation

The directors and executive officers of Aralez and POZEN and other persons may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the joint proxy statement/prospectus on Form S-4. Information regarding POZEN’s directors and executive officers is available in its definitive proxy statement filed with the SEC by POZEN on April 27, 2015. This document can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus on Form S-4 and other relevant materials to be filed with the SEC when they become available.

2

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement

To the extent any statements made in this document or the press release contain information that is not historical, these statements are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information as defined under applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “estimate”, “intend”, “continue”, “plan”, “project”, “will”, “may”, “should”, “could”, “would”, “target”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements, including, but not limited to, statements related to the anticipated consummation of the business combination transaction among Aralez, POZEN and Tribute and the timing and benefits thereof; the anticipated equity and debt financings and the closings thereof; the combined company’s strategy, plans, objectives, expectations (financial or otherwise) and intentions, future financial results and growth potential, anticipated product portfolio, development programs and management structure; the proposed listing on the NASDAQ Stock Market LLC (“NASDAQ”) and Toronto Stock Exchange (the “TSX”); and other statements that are not historical facts. Although certain of these statements set out herein and in the presentation are indicated above, all of such statements that contain forward-looking statements are qualified by these cautionary statements. Although POZEN believes that the assumptions and expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Actual results and the timing of events could differ materially from those anticipated in such forward looking statements as a result of risks related to the parties’ ability to complete the combination and anticipated equity and debt financings on the proposed terms and schedule; Aralez meeting the listing requirements on the NASDAQ and TSX; risk that Aralez may be taxed as a U.S. resident corporation; risks associated with business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed transaction; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; and the possibility that if the combined company does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of the combined company’s shares could decline, as well as other risks related to POZEN’s and Tribute’s respective businesses, including POZEN’s inability to build, acquire or contract with a sales force of sufficient scale for the commercialization of YOSPRALA™ in a timely and cost-effective manner, the parties’ failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval of our product candidates (including YOSPRALA), including as a result of the need to conduct additional studies or due to issues with third-party manufacturers, or the failure to obtain such approval of POZEN’s or Tribute’s product candidates for all expected indications, including as a result of changes in regulatory standards or the regulatory environment during the development period of any of its product candidates; the inability to maintain or enter into, and the risks resulting from POZEN’s dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products, including its dependence on AstraZeneca and Horizon for the sales and marketing of VIMOVO®, POZEN’s dependence on Patheon for the manufacture of YOSPRALA™ 81/40 and YOSPRALA™ 325/40 ; the ability of POZEN and

3

Tribute to protect their intellectual property and defend their patents; regulatory obligations and oversight; and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in POZEN’s SEC filings and reports, including in its Annual Report on Form 10-K for the year ended December 31, 2014, in any subsequent Quarterly Reports on Form 10-Q and in the Form S-4.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this document, as well as under Item 1.A. in POZEN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, Item 1.A in POZEN’s subsequent Quarterly Reports on Form 10-Q, and in the Form S-4. POZEN cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to POZEN, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. POZEN does not undertake any obligation to update or revise any forward-looking statement, except as may be required by law.

4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 23, 2015	POZEN INC.

	By:	/s/ William L. Hodges
William L. Hodges
Chief Financial Officer